[Letterhead of Eversheds Sutherland (US) LLP]

February 14, 2020
VIA EDGAR

Lisa N. Larkin, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington DC 20549

Megan Miller
Staff Accountant
Division of Investment Management
United States Securities and Exchange Commission
3 World Financial Center
New York, NY 10281

Re:	Priority Income Fund, Inc.
Registration Statement on Form N-2
(File Nos. 333-234289 and 811-22725)
Dear Ms. Larkin and Ms. Miller:
On behalf of Priority Income Fund, Inc. (the “Fund”), set forth below are the Fund’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund on November 14, 2019 and November 15, 2019 regarding the Fund’s Registration Statement on Form N-2 (File Nos. 333-234289 and 811-22725) (the “Registration Statement”) and the prospectus contained therein (the “Prospectus”).

Legal Comments

1.	(Page 12) In the Summary Prospectus, under “Recent Events,” please update the statement that the Fund’s repurchase offer began on September 19, 2019 and “will expire” on October 21, 2019.

Response:     The Fund has made the requested update.

2.	(Page 21) In the Prospectus, under “Risk Factors,” please update the statement that the withdrawal of the United Kingdom from the European Union is scheduled to take effect on October 31, 2019.

Response:     The Fund has made the requested update.

3.
(Page 22) The Prospectus, under “Risk Factors,” references as being issued on June 12, 2019 an SEC staff statement regarding the effects on financial market participants of the discontinuance of LIBOR. Please correct this disclosure to reflect that the referenced SEC staff statement was issued on July 12, 2019.

Response:     The Fund has made the requested correction.

4.
(Page 59) The Statement of Additional Information, under “Management,” provides the principal occupations of the Fund’s directors during the past five years, including the names of certain companies. Pursuant to Instruction 3 to Item 18.1, please state the principal business of any such company unless it is implicit in the name of the business.

Response:     The Fund has added the requested information.

Accounting Comment

5.
(Page 19) The “Portfolio turnover” line item for the year ended June 30, 2019 in the “Financial Highlights” schedule is 0%. Instruction 17 to Item 4 of Form N-2 provides that for purposes of calculating portfolio turnover, “[s]ales include net proceeds of the sale of rights or warrants and net proceeds of portfolio securities that have been called or for which payment has been made through redemption or maturity.” Please explain why the referenced line item is 0%.

Response:
The portfolio turnover information in the Fund’s audited financial statements for the year ended June 30, 2019 was calculated excluding called investment amounts. The Fund confirms that in future years, it will calculate its portfolio turnover amount to include proceeds of portfolio securities that have been called or for which payment has been made through redemption or maturity.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0472.

Sincerely,

/s/ Cynthia R. Beyea
Cynthia R. Beyea

cc:    M. Grier Eliasek, Prospect Capital Management L.P.